December 13, 2004

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Spescom Software Inc.
  Post-Effective Amendment No. 1 to Registration Statement on Form S-2
  (File No. 333-112295)

Ladies and Gentlemen:

        Spescom Software Inc. respectfully requests the acceleration of the effectiveness of the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-2, so as to become effective at 9:00 a.m. (EST) on December 15, 2004, or as soon as possible thereafter.

        Thank you for your assistance and please contact Betsy Austin of Gibson, Dunn & Crutcher LLP at (650) 849-5296 if you have any questions or comments.

Sincerely,
/s/ JOHN W. LOW John W. Low Chief Financial Officer